Mail Stop 6010                                                      July 10, 2006

Mr. Ivan R. Sabel
Chairman of the Board and Chief Executive Officer
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center
Suite 1200
Bethesda, Maryland 20814

**Re:    Hanger Orthopedic Group, Inc.**
        **Registration Statement on Form S-4; filed June 29, 2006**
        **File No. 333-135436**

Dear Mr. Sabel:

        We have limited our review of the above referenced registration statement to the Exhibit 5.1 opinion re legality.  In that respect, we have the following comment:

        Where debt securities are being registered, Item 601(b)(5) of Regulation
        S-K requires the opinion of counsel as to the legality of the securities
        being registered to indicate whether they "will be binding obligations of
        the registrant."  Please revise the legal opinion accordingly as the
        securities being registered under this S-4 are debt securities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·    should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with respect to
     the filing;

·    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·    the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Sonia Barros at (202) 551-3655.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:    Arthur H. Bill, Esq.
       Foley & Lardner LLP
       3000 K Street, N.W., Suite 500
       Washington, D.C. 20007